Exhibit 99.1

FERRARI SIGNS A PARTNERSHIP WITH VGW.

Maranello (Italy), 2 March 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari”) announces that Ferrari S.p.A., its wholly-owned Italian subsidiary, has signed a multi-year partnership agreement with Virtual Gaming Worlds (VGW), a global technology Company that specializes in the creation of cutting-edge online social games.

Under the new multi-year agreement, effective from the first Formula 1 Grand Prix of the season in Bahrain (3-5 March 2023), VGW will become Premium Partner of Scuderia Ferrari.

Ferrari Chief Racing Revenue Officer, Lorenzo Giorgetti, said: “We are pleased to announce the arrival of VGW as a Premium Partner. As leaders in the gaming technology sector, they share our passion for innovation and thinking outside the box. We look forward to working with them in offering new assets and experiences to our loyal and passionate tifosi.”

"We are excited to partner with Ferrari, one of the world’s most iconic global brands. With such a rich history, success in motorsport and a brand synonymous with winning, achievement, passion and luxury, we look forward to working together and our next chapter of growth," VGW founder, Chairman and CEO Laurence Escalante said. “F1 is a truly global sport with massive reach that has experienced amazing growth in recent years, particularly in the US, and there’s no bigger brand than Ferrari. We may operate in different industries, but share similar beliefs when it comes to the power of technology and teams for performance, and the role of passion that unites us all.”

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977